

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

August 8, 2003



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 331/2003**

Subject: Notification of change in structure of major shareholder of the Company

Date: August 8, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Jarurat Jaranathummakul

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or jarurat@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 8/19

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

03 AUG 19 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SSA 331/2003

August 8, 2003

Subject: Notification of change in structure of major shareholder of the Company

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) has informed Shin Satellite Public Company Limited (the "Company") on restructuring of shareholding structure having in the Company. SHIN is a major shareholder of the Company, which holds directly 162,270,000 shares or 37.09 percent of the total company's shares and holds indirectly 63,165,467 shares or 14.14 percent of the total company's shares through Merry International Investment Corp.(Merry), which held 100 percent by SHIN. SHIN will acquire 63,165,465 Company's shares from Merry. Thus, the major shareholding structure of the Company is as follow;

Major Shareholder	Holding Percentage			
	Before		After	
	Shares	%	Shares	%
SHIN	162,270,000	37.09	225,435,467	51.53
Merry	63,165,467	14.14	0	0

Such change dose not affect to structure of management and administration of the Company.



Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

August 8, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 332/2003**

  Subject: Submission of the Reviewed Financial Statements for the Second Quarter of Year 2003

  Date: August 8, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Jarurat Jaranathummakul

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or jarurat@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 8, 2003

SSA 332/2003

August 8, 2003

Subject: Submission of the Reviewed Financial Statements for the Second Quarter of Year 2003

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Second Quarter Year 2003 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Second Quarter Year 2003 – English Language Version
(3) Management Discussion and Analysis for the Second Quarter Year 2003

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter, ending June 30, 2003 and for the same period in 2002together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of 2003 of Baht 1,504 million and consolidated net profit for the second quarter of 2003 of Baht 260 million. The Company reported consolidated revenue for the first six month of 2003 of Baht 2,932 million and consolidated net profit for the first six months of 2003 of Baht 613 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the second quarter of 2003 amounted to Baht 1,504 million, an increase of Baht 106 million, or 8% over the second quarter of 2002 (Baht 1,398 million). Consolidated revenue for the first six months period of this year was Baht 2,932 million, an increase of Baht 232 or 9% over the same period in 2002 (Baht 2,700 million). This was due to:

   - a proportionate consolidation of revenue from LTC and an increase in Camshin's subscribers especially prepaid mobile subscribers including an increase in the average minute utilization per subscriber was another factor leading to an increase in airtime revenue per subscriber. Revenue from telephone services for the second quarter of 2003 amounted to Baht 337 million, an increase of Baht 165 million or 96% over the second quarter of 2002 (Baht 172 million). The revenue for the first six months was Baht 673 million, increased by Baht 368 million or 121% over the same period in 2002 (Baht 305 million);

- the recognition of revenue from Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003 and an increase in leased line subscribers together with broadband satellite internet subscribers i.e. iPTV Turbo and iPSTAR. Revenue from the Internet service business for the second quarter of 2002 amounted to Baht 308 million an increase of Baht 199 million or 183% over the second quarter of the year 2002 (Baht 109 million). The revenue for the first six months was Baht 508 million an increase of Baht 306 million or 151% over the same period in 2002 (Baht 202 million);
- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet, Thaicom-3 anomaly in February and a baht appreciation has led to a decrease in revenue offset by an increase in revenue from the first generation gateway services and sale of user terminal due to the continuous growth of customer base. Revenue from the transponder service business for the second quarter of 2003 amounted to Baht 818 million, a decrease of Baht 122 million or 13% over the second quarter of 2002 (Baht 940 million). The revenue for the first six months was Baht 1,691 million, a decrease of Baht 217 million or 11% over the same period in 2002 (Baht 1,908 million)
- The Company's consolidated gain on foreign exchange for the second quarter of 2002 amounted to Baht 34 million, a decrease of Baht 75 million or 68% over the second quarter of 2002 (Baht 110 million). Consolidated gain on foreign exchange for the first six months of 2003 were Baht 39 million, a decrease of Baht 101 million or 72% over the same period the previous year (Baht 140 million).

2. The Company's consolidated expenses for the second quarter of 2002 amounted to Baht 1,114 million, an increase of Baht 199 million or 22% over the second quarter of 2002 (Baht 915 million). Consolidated expenses for the first six months of 2003 were Baht 2,075 million, an increase of Baht 329 million or 19% over the same period the previous year (Baht 1,746 million). This was due to:

   - an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003 as well as an increase in the cost of the telephone business caused by a proportionate consolidation of cost of sale and service from LTC, an increase in maintenance cost, base station rental and amortization of telecommunications equipment from Camshin. Cost of sales and service for the second quarter of 2003 amounted to Baht 825 million, an increase of Baht 139 million or 20% over the second quarter of 2002 (Baht 686 million). Cost of sales and service for the first six months was Baht 1,622 million, an increase of Baht 267 million or 20% over the same period in 2002 (Baht 1,355 million);
   - an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications and this quarter the company recorded an increase in marketing expenses relating to iPSTAR project. Selling and administrative expenses in the second quarter 2003 was 288 million baht, an increase of 59 million baht or 26%, compared with 299 million baht in the second quarter 2002. Selling and administrative expenses for the first six months was Baht 454 million, an increase of Baht 63 million or 16% over the same period in 2002 (Baht 391 million)

3. The Company's consolidated interest expense for the second quarter 2003 amounted to Baht 32 million, a decrease of Baht 36 million or 53% over the same period in 2002 (Baht 68 million) and consolidated interest expense for the first six months period of 2003 amounted to Baht 69 million, a decrease of Baht 73 million or 52% over the same period in 2002 (Baht 142 million). This was due to the full redemption of the rest of 1,500 million baht high-interest rate debenture in May and November 2003. Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

4. The Company's consolidated Income Tax for the second quarter 2003 amounted to Baht 81 million, an increase of Baht 80 million over the same period last year (Baht 1 million) and consolidated Income tax for the first six months period of 2003 amounted to Baht 156 million, an increase of Baht 146 million over the same period in 2002 (Baht 10 million). This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

MANAGEMENT DISCUSSION AND ANALYSIS
THE SECOND QUARTER 2003

1. OVERVIEW

This quarter's consolidated total revenue was 1,504 million baht, which had increased from the last quarter by 106 million baht, and was higher than that of the same quarter last year by 76 million baht. However, consolidated net profit had decreased in comparison with the same period last year, which was mainly due to a decrease in gain from foreign exchange by approximately 70 million baht, while income tax increased by as much as 80 million baht.

This quarter's revenue from telephone business in Indochina was 337 million baht, which had increased by 165 million baht from that of the same period last year. Revenue from Internet business was 308 million baht, which had increased from the last quarter by 108 million baht, and was higher than that of the same period last year by 199 million baht. Revenue from transponder leasing, and related business had decreased from the last quarter by 55 million baht, and was lower than that of the same period last year by 122 million baht.

The Company has total costs in the second quarter this year at 825 million baht, which was higher than that of the last quarter by 29 million baht, and was higher than that of the same period last year by 139 million baht.

1.1 Transponder leasing and related business

- MCOT (The Mass Communication Organization of Thailand) had extended their contract with the Company to lease C-band transponder to be used for radio and television broadcast in Thailand for 10 more years. Moreover, the strong appreciation of Thai Baht against US dollar as much as 1.2% had directly affected the Company's revenue based in US dollar. However, the Company had successfully agreed certain amount of insurance claim that arose from the anomaly of Thaicom 3 with a major satellite insurer. The major insurer will coordinate with the other insurers regarding contract and claim settlement, which is expected to be finalized in the near future.
- The construction of iPSTAR has been carried on in accordance with the schedule. The propulsion system has already been incorporated with the satellite main body, while communication sub-system is being incorporated. The Company has started to serve First Generation Gateway in Thailand and other countries in Indochina as well. The Company has successfully set up more gateways in Taiwan and Burma, while there are also additional service contracts in Australia and Malaysia.

1.2 Internet Business

After the completion of the merger, the costs of service, selling and administration expenses have reduced substantially. Products under CS Loxinfo's brand have been introduced, including Hotspot, which is a wireless, high-speed Internet, as well as i-learn, which uses iPSTAR's capacity to serve distance education and videoconferences.

1.3 Telephone Business

In this quarter, the Company has expanded and improved the network coverage while trying to offer premium services rather than utilizing the strategy in terms of price. Lao Telecommunications (LTC)has also agreed to be an iPSTAR service agent in Laos. Such achievements should facilitate and prolong the market-leader position of LTC.

2. OPERATING RESULTS

2.1 Financial Statement for 3 months ended June 2003 in comparison with 3 months ended March 2003. (Please see attachment 1 for details of comparative Income statement)

(Million Baht)	Quarter 2 2003	Quarter 1[1] 2003	Change
Sales and servie Income	1,463	1,410	4%
Cost of Sales and services	825	796	4%
Selling and Administrative	288	165	74%
Net Profit	260	353	-26%

(1) Reclassified as to the results of the second quarter 2003

Revenue

In the second quarter of 2003, Sales and services revenue increased, despite a decrease in revenue from transponder services. Revenue from Internet business soared in this quarter. Sales and service revenue for the three month period ended June 30,2003 was 1,463 million baht, increased by 53 million or 4% from 1,410 million baht in the first quarter 2003. This was due to:

Satellite Transponder leasing and related Services

Revenue from transponder services for the second quarter 2003 was 818 million baht, decreased by 55 million baht or 6%, down from 873 million baht in the first quarter 2003, due to

- a 1.2% baht appreciation for the three-month period of the first quarter of 2003 compared with the three-month period of the first quarter of 2003
- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet
- a decrease in revenue from the sale of iPSTAR User Terminals since during this quarter, the Company has focused on installing additional First Generation Gateway in Australia apart from the current gateways that are already in operation in Thailand Myanmar and Taiwan. The new gateway has already been in place and expected to commence its service in the third quarter of 2003. We anticipate that a number of user terminals will be sold after the operation of the new additional gateways.

Internet Services

Revenue from the Internet business in the second quarter 2003 was 308 million baht, increased by 108 million baht or 54%, up from 200 million baht in the last quarter. This was substantially due to the whole quarter recognition of the revenue from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services

Revenue from the telephone network business in the second quarter of 2003 was 337 million baht, unchanged when compared with that of the previous quarter. Revenue from Cambodia Shinawatra Co.Ltd was not changed while revenue from Lao Telecommunications Co.,Ltd was increase a bit during this quarter.

Costs

The Company's total costs increased, reflecting a higher in cost of providing Internet business in spite of a decrease in cost of providing satellite services. This represented an increase of 29 million baht or 4% up from 796 million baht in last quarter to 825 million baht, due to the following:

- a decrease in cost of providing satellite services caused by
  - a decrease in cost of sales of iPSTAR User Terminal corresponding to a decrease in its revenue.
  - a decrease in concession fee payable to government which was in accordance with lower transponder revenue.
  - a decrease in amortization related to inter-satellite traffic transfer cost which were fully amortized over the tenor of some certain of service agreements in this quarter.
  - a decrease in backbone cost due to the reduction in capacity usage and also in selling price.
- an increase in the cost of the Internet business due to the whole quarter recognition of cost of sales and service from Loxley Information Services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd., in March 2003.

Selling and Administrative Expenses

Selling and administrative expenses in the second quarter of 2003 were 288 million baht, an increase of 123 million baht or 74% from 165 million baht in the first quarter 2003. This was primarily due to:

- the recognition of expenses from Loxley information Services Co., Ltd for the whole quarter.
- an increase in doubtful expenses incurred by Camshin because Camshin lowered its allowance for doubtful account last quarter as a result of the change in policy of setting provision for doubtful accounts to 100% of 12-month overdue receivable and 20% of 6-month overdue receivable; from the previous policy,100% of 3-month overdue receivable. The change in the policy is according to current client's payment behavior.
- an increase in marketing expenses relating to iPSTAR project.

Interest Expenses

Interest expenses was 32 million baht for the three-month period ended June 2003, decreased by 5 million baht or 13% from 37 million baht for the first quarter of 2003,as a result of a repayment of loan of Camshin during the period. Interest expenses related to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

Due to the strengthening of the Thai Baht during this quarter, the Company recorded a 34 million baht-gain on exchage rate in the second quarter of 2003, while it gained 4 million baht in the previous quarter.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC recorded in the company's financial statement. In the second quarter of 2003, the Company has recognized net result of 0.2 million baht contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax in the second quarter of 2003 was 81 million baht, an increase of 6 million baht or 8%, up from 75 million of the previous quarter. This was primarily due to Shin Satellite Plc's income before tax of over 300 million baht in May 2003, so it has to use 30% income tax rate to calculate income tax for an income that was over 300 million baht. This was pursuant to the royal decree number 387/2000 – The company that got listed on the Stock Exchange of Thailand before September 6,2000 can use 25% tax rate to calculate income tax for the income amount not over 300 million baht)

Profit

Net Profit was 260 million baht for the three months ended June 30,2003, a decrease of 93 million baht, or 26%, from 353 million for the first quarter of 2003. Operating profit was 349 million, decreased by 98 million baht or 22% and EBITDA was 663 million baht, a decrease of 80 million baht or 11%.

2.2 Financial Statement for 3 months ended June 2003 in comparison with 3 months ended June 2002.

(Million Baht)	Quarter 2 2003	Quarter 2 2002	Change
Sales and servie Income	1,463	1,221	20%
Cost of Sales and services	825	686	20%
Selling and Administrative	288	229	26%
Net Profit	260	414	-37%

Revenue

Sales and services in the second quarter of 2003 was 1,463 million baht, reflecting an increase in revenue from Internet business and revenue from telephone network service despite a decrease in revenue from transponder service. This represented an increase by 242 million or 20% from 1,221 million baht in the same period of 2002. This was primarily attributable to:

Satellite Transponder Leasing and Related Services

Revenue from transponder services for the second quarter 2003 was 818 million baht, decreased by 122 million baht or 13%, down from 940 million baht in the same period in the previous year, due to

- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet
- an average of 0.28% baht appreciation for the three-month period of the second quarter of 2003 as compared with that of the same period last year.
- offset by an increase in revenue from the first generation gateway services and sale of user terminals due to the continuous growth of customer base.

Internet Services

Revenue from the Internet business in the second quarter 2003 was 308 million baht, increased by 199 million baht or 183%, up from 109 million baht in the same period last year. This was

substantially due to the recognition of the entire quarter's revenue contributed by Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003.

Telephone Network Services
Revenue from the telephone network business in the second quarter of 2003 was 335 million baht, an increase of 163 million baht or 95%, from 172 million baht in the second quarter of 2002. This was due to a proportionate consolidation of revenue from LTC and an increase in Camshin's number of subscribers especially the prepaid mobile subscribers. An increase in the average minute utilization per subscriber was another factor that has led to an increase in the airtime revenue per subscriber.

Costs

In the second quarter of 2003, the Company had total costs of 825 million baht, an increase of 139 million baht or 20% compared with 686 million baht in the same period previous year, due to the following:

- an increase in the cost of the Internet business due to the recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sale and service from LTC.
  - an increase in maintenance cost ,base station rental and amortization of telecommunications equipment from Camshin.

Selling and Administrative Expenses

Selling and administrative expenses in the second quarter 2003 was 288 million baht, an increase of 59 million baht or 26%, compared with 229 million baht in the second quarter of 2002. This was attributable to an increase in the expenses from Loxley Information Services Co. Ltd. and Lao Telecommunications and that during this quarter the company recorded an increase in marketing expenses relating to iPSTAR project.

Interest Expenses

Interest expenses amounted to 32 million baht, down by 36 million baht or 53% from 68 million baht in the second quarter of 2002, as a result of the full redemption of a high-interest rate debenture (Last installment of 750 million baht was made in November 2002) Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 34 million baht from foreign exchange this quarter, while it gained 110 million baht in the same period the previous year.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from the equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC presented in the company's financial statement.

In the second quarter of 2003, the Company has recognized net result contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax in the second quarter of 2003 was 81 million baht, an increase of 80 million baht up from 1 million in the same quarter of 2002. This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Profit

Net Profit was 260 million baht for the three months ended June 30,2003, a decrease of 154 million baht, or 37%, from 414 million of the same quarter last year. Operating profit was 349 million, increased by 44 miilion baht or 14% and EBITDA was 663 million baht, an increase of 89 million baht or 15%.

2.3 Financial Statement for 6 months ended June 2003 in comparison with 6 months ended June 2002.

(Million Baht)	**Jan - Jun** 2003	**Jan - Jun** 2002	**Change**
Sales and servie Income	2,873	2,415	19%
Cost of Sales and services	1,622	1,355	20%
Selling and Administrative	454	391	16%
Net Profit	613	804	-24%

Revenue

Revenue from Internet business and networking service made a huge rise in the six-month period ended June 30,2003 compared with the same period last year. Even with a decrease in our revenue from transponder services, sales and services for the six-month period of 2003 was 2,873 million baht, increased by 458 million or 19% from 2,415 million baht in the same period of 2002. This was primarily attributable to:

Satellite Transponder Leasing and Related Services

Revenue from transponder services was 1,691 million baht, decreased by 217 million baht or 11%, down from 1,908 million baht in the same period last year, due to

- non-renew of the 3 transponders-Transponder service agreement by Department of Space (DOS) that was due in May 2003 while the new customer has started to lease the such transponders but has not utilized as many as they agreed yet
- an outage claim corresponding to Thaicom – 3 anomaly.
- an average of 1.45% baht appreciation for the first six months of 2003 compared with that of the same period last year.
- offset by an increase in revenue from the first generation gateway services and sale of user terminals due to the continuous growth of customer base.

Internet Services

Revenue from the Internet business was 508 million baht, increased by 306 million baht or 151%, up from 202 million baht in the six-month period last year. This was substantially due to the

recognition of revenue from Loxley Information services Co. Ltd. after it was acquired by CS Loxinfo Co. Ltd. in March 2003 and an increase in leased line subscribers together with broadband satellite internet subscribers i.e. iPTV Turbo and iPSTAR.

Telephone Network Services

Revenue from the telephone network business for the six-month period ended June 30,2003 was 673 million baht, an increase of 368 million baht or 121%, from 305 million baht in the same period of 2002. This was due to a proportionate consolidation of revenue from LTC and an increase in Camshin's number of subscribers especially the prepaid mobile subscribers including an increase in the average minute utilization per subscriber which has led to an increase in the airtime revenue per subscriber.

Costs

In the first half of 2003, the Company had total costs of 1,622 million baht, an increase of 267 million baht or 20% compared with 1,355 million baht in the same period last year, due to the following:

- an increase in the cost of the Internet business due to recognition of cost of sales and services from Loxley Information services Co. Ltd., after it was acquired by CS Loxinfo Co. Ltd. in March 2003.
- an increase in the cost of the telephone business caused by
  - a proportionate consolidation of cost of sale and service from LTC.
  - an increase in maintenance cost , base station rental ,utility cost and amortization of telecommunications equipment from Camshin.

Selling and Administrative Expenses

Selling and administrative expenses was 454 million baht, an increase of 63 million baht or 16%, compared with 391 million baht in the same period of 2002. This was attributable to an increase in the expenses from Loxley Information Services Co. Ltd., and Lao Telecommunications and marketing expenses relating iPSTAR project.

Interest Expenses

Interest expenses amounted to 69 million baht, down by 73 million baht or 52% from 142 million baht in the first six-month of 2002, as a result of the full redemption of the rest of 1,500 million baht high-interest rate debenture in May and November 2003. Interest expenses relating to iPSTAR project were capitalized to the cost of the project.

Gain (Loss) from Foreign Exchange

The Company gained 39 million baht from foreign exchange during this six-month period, while it gained 140 million baht in the same period last year.

Share of Net Profit from Investments

Due to the change in the method of recognition of financial results contributed by LTC from the equity method to proportionate consolidation since January 1,2003, there was no share of net results from investments in LTC presented in the company's financial statement.

In the second quarter of 2003, the Company has recognized net result contributed by Loxinfolink Communications (Thailand) Co.,Ltd, the new investment acquired by Csloxinfo Co.,Ltd this quarter.

Income Tax

Income tax for the first six months of 2003 was 156 million baht, an increase of 146 million baht up from 10 million in the same quarter of 2002. This was substantially due to the income tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC.

Profit

Net Profit for the six months period ended June 30,2003,was 613 million baht a decrease of 190 million baht, or 24%, from 803 million baht in the same period last year. Operating profit was 797 million, increased by 135 million baht or 20% and EBITDA was 1,406 million baht, an increase of 209 million baht or 17%.

3 Financial Position

3.1 Assets

3.1.1 Asset Components

At the end of June 2003, the Company had total assets of 24,171 million Baht, an increase from the end of 2002 of 19% (20,307 million Baht). The major asset components comprise:

Asset	June 30,2003		December 31,2002	
	Amount (million bt)	% of Total Asset	Amount (million bt)	% of Total Asset
Current Assets	3,297	13.6	2,272	11.2
Property and equipment, net	15,435	63.9	11,649	57.4
Investment in subsidiaries and associates	2.4	0.01	778	3.8
Cost of satellite projects under the concession agreement, net	5,154	21.3	5,481	27.0

In this quarter, the company's total assets included the assets of Loxley Information Services Co. Ltd., which was acquired by CS Loxinfo Co. Ltd., in March 2003 and also the assets of Lao Telecommunications Co. Ltd., according to the new accounting method as previously mentioned. Most of Company's assets are fixed. An increase in Property and Equipment in this quarter was accounting for as iPSTAR project expenditure and a proportionate consolidation of LTC's assets.

According to the change in accounting method related to the investment in LTC since January 1,2003, there was no investment in LTC presented in the Company's consolidated financial statement. In the second quarter of 2003, the Company recorded new investment in Loxinfolink Communications (Thailand) Co.,Ltd. which was acquired by CSL in this quarter.

3.1.2 Asset Quality

Presently, the Company had no assets for which it had to make provision for asset impairment.

3.1.3 Accounts Receivable

In this quarter, the Company had an average accounts receivable collection period of 58 days, down from 78 days of last quarter. This was because the Company could collect the money from our receivable that failed to make payment last quarter. In addition, the Company allowed some customers that encounter the financial problem to reschedule their payment in order to allay the risk to become a bad debt.

The Company has a policy to closely follow and evaluate its collection performance. The Company analyses individual customer using the specific method and believes it has sufficient provision as of June 31, 2003, for doubtful accounts.

3.2 Liquidity

3.2.1 Current Ratio and Short-term Liabilities

At the end of second quarter of 2003, the Company had a current ratio of 0.75 times, increased from 0.43 at the end of 2002. This was due to signing long-term loan agreements for the iPSTAR Project in November 2002. These loans were used to repay existing short-term loans and accounts payable, consequently reducing current liabilities.

3.2.2 Cash Flow

At the end of June 2003, the Company had cash and cash equivalents of 1,103 million baht, which comprised:

1. Net cash flows from operations – 1,484 million baht.
2. Net cash flows used in investing activities, 3,509 million baht, of which most cash payments were invested in iPSTAR;
3. Net cash flows from financing activities amounted to 2,526 million baht. The Company has cash flow from long-term loans, most of which came from a loan for the iPSTAR Project.

3.3 Capital Expenditures

The current major investing expense is for the iPSTAR project, with an estimated project cost of approximately US$ 390 million. Sources of funds to proceed with the project are derived from the Company's operating cash flows as well as loans from financial institutions and the guaranteed facilities from the Export and Import Bank of United States of America and COFACE of France. The iPSTAR project is the first broadband satellite project in Asia Pacific; The Company is confident that the project will start operating in 2004.

3.4 Sources of Funds

3.4.1 Capital Structure

At the end of March 2003, the Company had a debt to equity ratio of 1.64, which was comprised of 62.2% debt financing, and 37.8% equity. The Company increased its debt finance from 60%, and 40% equity at the end of 2002. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project.

3.4.2 Shareholder's Equity

At the end of June 2003, the Company's shareholders' equity was 8,039 million baht, an increase of 835 million baht or 12%, up from 7,204 million baht at the end of 2002. This was due to earnings of net income in this quarter and an increase in minority interest according to the acquisition of Loxley Information Services Co. Ltd.

In this quarter, the Company set additional legal reserves of 87 million baht up from 56 million baht at the end of 2002.

3.4.3 Liabilities

At the end of June 2003, the Company had short-term borrowings and long-term loans (net effect after hedging) of 13,219 million baht, an increase of 2,446 million baht from 10,773 million baht at the end of 2002. That resulted from borrowings for the iPSTAR project, which is expected to commence its services in 2004. The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument. Moreover, almost 90% of the Company's revenue is in US dollars, therefore, the Company can also get a benefit from its "natural hedge."

Attachment 1

atellite Public Company Limited

Baht

	Consolidated Income Statement					Change		
	Quarter 2 2,003	**Quarter 2 2,002**	**Quarter 1 (1) 2,003**	**Jan - Jun 2,003**	**Jan - Jun 2,002**	**YoY**	**QoQ**	**Jan - Jun 03 VS Jan - Jun 02**
e								
d Services Income	1,463	1,221	1,410	2,873	2,415	242	53	458
come	6	12	14	20	25	(6)	(8)	(5)
exchange gain	34	110	4	39	140	(75)	30	(101)
net results from investments- equity method	0	56	0	0	121	(55)	0	(120)
Revenue	**1,504**	**1,398**	**1,428**	**2,932**	**2,700**	**106**	**76**	**232**
s								
ales and services	687	526	640	1,327	1,031	160	46	296
ion fee	139	159	156	295	324	(21)	(17)	(29)
nd Administrative expenses	287	229	164	452	390	59	123	61
' remuneration	1	0	1	2	1	0	(0)	1
expenses	**1,113**	**915**	**962**	**2,075**	**1,746**	**199**	**152**	**329**
ore interest expenses and income	390	483	466	857	954	(93)	(76)	(98)
xpenses	(32)	(68)	(37)	(69)	(142)	36	5	73
x	(81)	(1)	(75)	(156)	(10)	(80)	(6)	(147)
ore minorities	277	414	354	632	803	(137)	(77)	(171)
ss attributable to minorities, net	(17)	0	(3)	(19)	1	(18)	(14)	(20)
t for the period	**260**	**414**	**352**	**613**	**804**	**(154)**	**(92)**	**(191)**

lassified as to the results of the second quarter 2003

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2003

SHIN

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2003 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2003 and 2002, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2003 and 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.



PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
5 August 2003

SHIN SATELLITE

Shin Satellite Public Company Limited
Balance Sheets
As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		1,102,666	519,703	663,918	362,388
Short-term investments		12,503	10,420	-	420
Trade accounts receivable and accrued income, net	4, 12	947,698	759,671	664,099	643,466
Amounts due from related parties	12	21	46	10,164	1,195
Short-term loans and advances to related parties	12	-	48,449	11,299	40,384
Inventories, net		654,164	407,870	600,767	393,324
Other current assets	12	510,047	526,002	381,056	470,226
Total current assets		3,227,099	2,272,161	2,331,303	1,911,403
Non-current assets					
Investments in subsidiaries, associate and joint venture	5	2,439	777,792	1,408,703	1,273,578
Long-term investment - other	6	18,900	18,900	18,900	18,900
Loans to other company		29,387	-	29,387	-
Property and equipment, net	7	15,435,070	11,649,329	12,432,680	9,529,958
Property and equipment under concession agreements, net	7	5,154,108	5,357,480	5,004,624	5,357,480
Deferred charges, net	7	100,332	82,198	50,769	76,635
Intangible assets, net	7	84,112	123,252	-	-
Other non-current assets, net		49,756	26,154	570	570
Total non-current assets		20,874,104	18,035,105	18,945,633	16,257,121
Total assets		24,101,203	20,307,266	21,276,936	18,168,524

Director ______________________ Director ______________________

Date ______________________


SHIN

The notes to the interim consolidated and company financial statements on pages 9 to 34 are an integral part of

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 June 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	8	947,000	2,617,012	879,000	2,617,012
Trade accounts payable	12	491,608	540,714	213,665	430,562
Accounts payable - property and equipment		958,615	872,087	860,254	585,685
Amounts due to related parties	12	27,726	34,207	27,692	28,374
Current portion of long-term loans from parent company	12	-	71,423	-	-
Current portion of long-term borrowings	8	691,770	606,341	185,190	184,839
Short-term loans from other company	8	6,102	-	-	-
Current portion of advances from customers		117,537	82,203	29,197	67,779
Accrued concession fee		514,129	247,987	400,443	159,340
Accrued expenses		178,989	219,835	65,934	107,738
Other current liabilities		404,110	36,739	156,145	60,123
Total current Liabilities		4,337,586	5,328,548	2,817,520	4,241,452
Non-current liabilities					
Foreign currency forward contracts payable, net		240,935	25,564	240,935	25,564
Long-term loans from parent company	12	-	71,415	-	-
Long-term borrowings, net	8	11,339,617	7,524,454	9,847,389	6,091,519
Provision for liabilities	5	-	-	535,703	532,659
Advances from customers		-	3,975	-	3,975
Other non-current liabilities		143,826	149,198	82,025	86,552
Total non-current liabilities		11,724,378	7,774,606	10,706,052	6,740,269
Total liabilities		16,061,964	13,103,154	13,523,572	10,981,721
Shareholders' equity					
Share capital	9				
Authorised share capital - common stock		5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital	9	2,190,000	2,190,000	2,190,000	2,190,000
Cumulative foreign currency translation adjustment		(26,536)	19,780	(26,536)	19,780
Retained earnings					
Appropriated					
Legal reserve		86,945	56,300	86,945	56,300
Unappropriated		1,127,955	545,723	1,127,955	545,723
Total parent's shareholders' equity		7,753,364	7,186,803	7,753,364	7,186,803
Minority interests		285,875	17,309	-	-
Total shareholder's equity		8,039,239	7,204,112	7,753,364	7,186,803
Total liabilities and shareholders' equity		24,101,203	20,307,266	21,276,936	18,168,524

The notes to the interim consolidated and company financial statements on pages 9 to 34 are an integral part of

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	12				
Revenues from sales and services		1,462,996	1,220,590	824,991	951,311
Other income		6,362	11,915	8,332	19,436
Gain on foreign exchange		34,417	109,777	32,472	110,080
Share of net results from investments-equity method	5	176	55,629	78,886	30,450
Total revenues		1,503,951	1,397,911	944,681	1,111,277
EXPENSES	12				
Cost of sales and services		686,548	526,245	351,030	346,002
Concession fee		138,649	159,316	125,369	142,826
Selling and administrative expenses		287,465	228,761	132,089	164,538
Directors' remuneration		813	435	685	340
Total expenses		1,113,475	914,757	609,173	653,706
Profit before interest expense and income tax		390,476	483,154	335,508	457,571
Interest expense	12	(31,952)	(68,066)	(12,218)	(43,208)
Income tax		(81,243)	(1,172)	(63,117)	-
Profit before minorities		277,281	413,916	260,173	414,363
(Profit) loss attributable to minorities, net		(17,108)	447	-	-
Net profit for the period		260,173	414,363	260,173	414,363
Basic earnings per share (Baht)	3	0.59	0.95	0.59	0.95
Diluted earnings per share (Baht)	3	0.59	0.95	0.59	0.95


SHIN
SATELLITE

The notes to the interim consolidated and company financial statements on pages 9 to 34 are an integral part of

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	12				
Revenues from sales and services		2,872,569	2,414,575	1,712,764	1,932,232
Other income		20,307	24,852	16,997	28,864
Gain on foreign exchange		38,822	140,288	40,803	143,198
Share of net results from investments- equity method	5	176	120,565	178,397	59,337
Total revenues		2,931,874	2,700,280	1,948,961	2,163,631
EXPENSES	12				
Cost of sales and services		1,326,970	1,030,984	719,438	704,557
Concession fee		294,545	323,727	261,603	291,980
Selling and administrative expenses		451,507	390,376	224,365	266,884
Directors' remuneration		2,068	769	1,750	600
Total expenses		2,075,090	1,745,856	1,207,156	1,264,021
Profit before interest expense and income tax		856,784	954,424	741,805	899,610
Interest expense	12	(68,851)	(142,059)	(25,883)	(95,985)
Income tax		(156,171)	(9,639)	(103,045)	-
Profit before minorities		631,762	802,726	612,877	803,625
(Profit) loss attributable to minorities, net		(18,885)	899	-	-
Net profit for the period		612,877	803,625	612,877	803,625
Basic earnings per share (Baht)	3	1.40	1.84	1.40	1.84
Diluted earnings per share (Baht)	3	1.40	1.84	1.40	1.84



The notes to the interim consolidated and company financial statements on pages 9 to 34 are an integral part of

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2003 and 2002

	Consolidated (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment	-	-	(46,316)	-	-	-	(46,316)
Net profit for the period	-	-	-	-	612,877	-	612,877
Legal reserve increase during the period	-	-	-	30,645	(30,645)	-	-
Minority interests increase during the period	-	-	-	-	-	268,566	268,566
Closing balance as at 30 June 2003	4,375,000	2,190,000	(26,536)	86,945	1,127,955	285,875	8,039,239
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(46,034)	-	-	-	(46,034)
Net profit for the period	-	-	-	-	803,625	-	803,625
Minority interests decrease during the period	-	-	-	-	-	(899)	(899)
Closing balance as at 30 June 2002	4,375,000	2,190,000	(25,695)	27,578	(32,450)	18,012	6,552,445

	Company (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment	-	-	(46,316)	-	-	-	(46,316)
Net profit for the period	-	-	-	-	612,877	-	612,877
Legal reserve increase during the period	-	-	-	30,645	(30,645)	-	-
Closing balance as at 30 June 2003	4,375,000	2,190,000	(26,536)	86,945	1,127,955	-	7,753,364
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(46,034)	-	-	-	(46,034)
Net profit for the period	-	-	-	-	803,625	-	803,625
Closing balance as at 30 June 2002	4,375,000	2,190,000	(25,695)	27,578	(32,450)	-	6,534,433

Shin Satellite Public Company Limited

Statements of Cash Flows (Unaudited)

For the six-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	10	1,483,463	1,161,360	768,928	1,129,064
Cash flows from investing activities					
Acquisitions of subsidiary and associate, net of cash acquired	11	(217,265)	-	-	-
Receipts from short-term investment		420	-	420	-
Loans to other company		(5,504)	-	(5,504)	-
Receipts from loan to subsidiary and joint venture	12 d	24,724	-	28,772	-
Payments for property and equipment		(3,283,133)	(2,843,077)	(2,730,466)	(2,460,317)
Payments for property and equipment under concession contract	7	(102)	-	(102)	-
Payments for deferred charges	7	(28,573)	(722)	(7,122)	(722)
Dividends received from subsidiary and associate		-	56,429	-	-
Proceeds from sales of property and equipment		780	4,574	763	4,574
Net cash payments from investing activities		(3,508,653)	(2,782,796)	(2,713,239)	(2,456,465)
Cash flows from financing activities					
Proceeds from increase of share capital in subsidiary	5 e	245,000	-	-	-
Proceeds from short-term borrowings	8	1,197,886	2,732,230	1,164,886	2,732,230
Proceeds from long-term borrowings, net of financial expenses		5,046,255	332,740	3,980,640	-
Repayments of short-term borrowings		(2,981,100)	(635,083)	(2,881,521)	(635,083)
Repayments of long-term borrowings		(982,563)	(892,085)	(16,050)	(845,422)
Net cash receipts from financing activities		2,525,478	1,537,802	2,247,955	1,251,725


SHIN
SATELLITE

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the six-month periods ended 30 June 2003 and 2002

		Consolidated		Company	
		Unaudited 30 June 2003	Unaudited 30 June 2002	Unaudited 30 June 2003	Unaudited 30 June 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		500,288	(83,634)	303,644	(75,676)
Cash and cash equivalents, opening balance		519,703	819,066	362,388	457,364
Cash recognised on change of status of associate to joint venture	5 e	84,789	-	-	-
Effects of exchange rate changes		(2,114)	3,558	(2,114)	3,558
Cash and cash equivalents, closing balance		1,102,666	738,990	663,918	385,246

Supplementary information for cash flows :

	Consolidated 2003	Consolidated 2002	Company 2003	Company 2002
Interest paid	144,101	160,718	85,956	113,622
Income tax paid	15,081	2,068	-	-

Non-cash transactions

	Consolidated 2003	Consolidated 2002	Company 2003	Company 2002
Acquisition of property and equipment by debt	962,891	55,906	864,530	-

SHIN SATELLITE

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements have been prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting,' and additional information is presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

Since the first quarter of 2003, the Company has recognised a change in the status of its investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture. The change resulted in a change in accounting treatment for the investment in Lao Telecommunications Company Limited, from the equity method to proportionate consolidation method, as outlined in Note 5 e. In addition, the Group acquired a new subsidiary, Loxley Information Service Company Limited, in the first quarter of 2003 and a new associate, Loxinfo Link Communications (Thailand) Company Limited in the current period, as outlined in Note 11.

Costs that are incurred unevenly during the financial year are recognised as expenses, or are deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expenses are recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

2 Segment information

Financial information by business segment

	For the three-month period ended 30 June 2003 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	831,030	313,908	334,367	(16,309)	1,462,996
Share of net results from associate	-	176	-	-	176
Total revenues	831,030	314,084	334,367	(16,309)	1,463,172
Segment results	221,010	38,846	110,874	8,660	379,390
Operating profit					384,114

	For the six-month period ended 30 June 2003 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	1,725,074	515,954	672,739	(41,198)	2,872,569
Share of net results from associate	-	176	-	-	176
Total revenues	1,725,074	516,130	672,739	(41,198)	2,872,745
Segment results	515,811	54,519	252,059	11,084	833,473
Operating profit					836,477

	For the three-month period ended 30 June 2002 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	973,581	110,860	171,575	(35,426)	1,220,590
Share of net results from associate	-	-	55,629	-	55,629
Total revenues	973,581	110,860	227,204	(35,426)	1,276,219
Segment results	299,590	(26,313)	95,223	5,476	373,976
Operating profit					471,239

	For the six-month period ended 30 June 2002 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	1,980,358	205,408	305,161	(76,352)	2,414,575
Share of net results from associate	-	-	120,565	-	120,565
Total revenues	1,980,358	205,408	425,726	(76,352)	2,535,140
Segment results	675,815	(63,350)	183,988	10,779	807,232
Operating profit					929,572

SHIN SATELLITE

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders, by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2003.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month period ended 30 June (consolidated and company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	260,173	414,363	437,500	437,500	0.59	0.95
The effect of dilutive potential ordinary shares (ESOP grant II)	-	-	409	-	-	-
Diluted earnings per share	260,173	414,363	437,909	437,500	0.59	0.95

For the six-month period ended 30 June (consolidated and company)

	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	612,877	803,625	437,500	437,500	1.40	1.84
The effect of dilutive potential ordinary shares (ESOP grant II)	-	-	205	-	-	-
Diluted earnings per share	612,877	803,625	437,705	437,500	1.40	1.84

4 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 June 2003 Baht '000	**31 December 2002 Baht '000**	**30 June 2003 Baht '000**	**31 December 2002 Baht '000**
Trade accounts receivable				
-Third parties	1,084,108	809,990	507,168	476,606
-Related parties (Note 12)	11,933	2,556	32,932	11,525
Accrued income				
-Third parties	206,872	223,797	201,664	214,454
-Related parties (Note 12)	9,177	13,322	16,949	27,391
Total trade accounts receivable and accrued income	1,312,090	1,049,665	758,713	729,976
Less: Allowance for doubtful accounts	(364,392)	(289,994)	(94,614)	(86,510)
Total trade accounts receivable and accrued income, net	947,698	759,671	664,099	643,466

4 Trade accounts receivable and accrued income, net (continued)

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Current	158,098	168,518	46,837	91,224
Overdue less than 3 months	225,378	151,401	125,053	115,856
Overdue 3-6 months	178,110	101,426	119,372	83,857
Overdue 6-12 months	121,935	100,647	85,967	86,118
Overdue over 12 months	400,587	287,998	129,939	99,551
	1,084,108	809,990	507,168	476,606
Less: Allowance for doubtful accounts - third parties	(364,392)	(289,994)	(94,614)	(86,510)
Trade accounts receivable - third parties, net	719,716	519,996	412,554	390,096

5 Investments in subsidiaries, associate and joint venture

a) Long-term investments in subsidiaries, associate and joint venture as at 30 June 2003 and 31 December 2002 are as follows:

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Investments in subsidiaries	-	-	1,408,703	1,273,578
Investments in associate	2,439	777,792	-	-
Total long-term investments	2,439	777,792	1,408,703	1,273,578

b) Movements in investments in subsidiaries, associate and joint venture for the six-month period ended 30 June 2003 comprise:

	Consolidated	Company
	30 June 2003 Baht '000	30 June 2003 Baht '000
Transactions during the six-month period ended 30 June 2003		
Opening net book value	777,792	1,273,578
Change in status from associate to joint venture (Note 5 e)	(777,792)	-
Acquisitions (Note 11)	2,263	-
Share of net profit from investments	176	181,743
Foreign currency translation adjustment	-	(46,618)
Closing net book value	2,439	1,408,703

5 Investments in subsidiaries, associate and joint venture (continued)

c) The nature of investments in subsidiaries, associate and joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing IPTV and learning center via Internet and Internet data center services	Thailand	Baht
Shenington Investments Pte Company Limited	Holding company	Singapore	S$
iPSTAR Company Limited	Providing broadband satellite services	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Company Limited	Providing Internet & satellite uplink - downlink services	Thailand	Baht
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed phone and mobile phone services	Cambodia	USD
Subsidiaries of CS Loxinfo Company Limited			
Loxley Information Service Company Limited	Providing Internet services	Thailand	Baht
C.S. Satellite Phone Company Limited	Providing mobile personal communication services via satellite	Thailand	Baht
Associate of CS Loxinfo Company Limited			
Loxinfo Link Communications (Thailand) Company Limited	Providing customer internet and marketing activities	Thailand	Baht
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, international facilities, Internet and paging services	Laos	Kip

As at 30 June 2003, C.S. Satellite Phone Company Limited and iPSTAR Company Limited have not yet commenced business operations.

SHIN SATELLITE

5 **Investments in subsidiaries, associate and joint venture** (continued)

d) Carrying values of investments in subsidiaries, associate and joint venture are as follows:

	Consolidated - 30 June 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from Investments	Equity	Dividend
Associate						
Loxinfo Link Communications (Thailand) Company Limited	Baht 5.0	45%	0.05	0.18	2.44	-

	Consolidated - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from Investments	Equity	Dividend
Associate						
Lao Telecommunications Company Limited	USD 96.84	49	187.31	590.48	777.79	62.70

	Company - 30 June 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$ 14.66	100	269.88	1,138.82	1,408.70	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from Investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$ 14.66	100	269.88	1,003.70	1,273.58	-

5 Investments in subsidiaries, associate and joint venture (continued)

e) Significant movements in investments for the six-month period ended 30 June 2003 were as follows:

Subsidiaries

i) CS Loxinfo Company Limited (formerly C.S. Communications Company Limited)

At extraordinary shareholders' meeting of C.S. Communications Company Limited on 24 September and 10 October 2002, the shareholders passed a resolution to approve a reduction of the registered share capital from Baht 970.0 million (97 million shares at Baht 10 each) to Baht 242.5 million (24.25 million shares at Baht 10 each) for the purposes of eliminating the retained deficit. The share capital reduction was made in respect of the shares held by our subsidiary, Shin Broadband Internet (Thailand) Company Limited ("SBI"). This resulted in the percentage of shareholding in C.S. Communications Company Limited held by SBI decreasing from 99.5% to 98.0%. The share capital reduction was finalised on 21 January 2003.

At extraordinary shareholders' meeting of C.S. Communications Company Limited on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of C.S. Communications Company Limited as "CS Loxinfo Company Limited" ("CSL"). On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders passed a resolution to approve an increase of the authorised share capital from 24,250,000 ordinary shares with a par value of Baht 10 each to 50,000,000 ordinary shares with a par value of Baht 10 each. The shareholders passed a resolution to approve the issue of 25,750,000 additional shares. 1,250,000 new shares were offered to SBI at Baht 563.20 per share, and the premium on the issue of the new shares was Baht 691.5 million. These additional shares were registered with the Ministry of Commerce on 14 February 2003. The remaining new additional shares, being 24,500,000 shares, were offered to the shareholders of Point Asia Dot Com (Thailand) Company Limited at Baht 10 per share, according to the conditions specified in the Share Purchase Agreement (Note 11). The new additional shares were registered with the Ministry of Commerce on 6 March 2003.

The increase in share capital of CSL resulted in a decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.4 million being presented in the statement of income for the six-month period ended 30 June 2003, and an increase in minority interests of Baht 238.6 million.

As set out in Note 11, CSL acquired shares of Loxley Information Service Company Limited.

Associate

ii) Loxinfo Link Communications (Thailand) Company Limited

On 24 April 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 22,497 shares of Loxinfo Link Communications Company Limited ("Loxinfolink") at Baht 2.31 per share (representing a 44.99% shareholding) as set out in Note 11.

5 Investments in subsidiaries, associate and joint venture (continued)

e) Significant movements in investments for the six-month period ended 30 June 2003: (continued)

Joint venture

iii) Lao Telecommunications Company Limited

The Company has a joint venture agreement with the Lao Government in respect of Lao Telecommunications Company Limited ("LTC"). Previously, the Company had accounted for its interest in LTC under the joint venture agreement as an investment in an associate, based on the Company's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement.

In the first quarter of 2003, the Company has now reviewed its powers under the joint venture agreement and the actions undertaken by itself and its joint venture partner of the Lao PDR in the period since acquiring its interest in LTC. As a result of this review, the Company now considers that it has the ability to exercise joint powers. Therefore, effective from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. The Company has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present the Company's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the Company's consolidated shareholders' equity as at 30 June 2003 or net income for the six-month period ended 30 June 2003.

The shareholders' meeting of Lao Telecommunications Company Limited dated 24 January 2003 passed a resolution to approve the dividend payment of USD 3.5 million to the shareholders for the operation of Lao Telecommunications Company Limited in 2002.

The following amounts represent the Group's share 49% of the assets, liabilities, revenues and expenses of Lao Telecommunications Company Limited and are included in the consolidated balance sheet as at 30 June 2003 and consolidated income statement for the six-month period ended 30 June 2003.

	Consolidated
Balance sheet	**30 June 2003 Baht '000**
Current assets	230,175
Non - current assets	736,479
Current liabilities	(96,353)
Non - current liabilities	(777)
Net assets	869,524
Income statement for the six-month period ended 30 June 2003	
Total revenues	281,466
Net profit	131,740

According to the joint venture agreement between the Company and the Government of Laos PDR, the Company will transfer all of its shares in Lao Telecommunications Company Limited to the Government of Laos PDR, without any charges on the expiration date of the joint venture agreement in 2021.


SHIN
SATELLITE

5 Investments in subsidiaries, associate and joint venture (continued)

f) Provision for liabilities

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 806.7 million. Accordingly, the Company has equity accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 30 June 2003 to reflect the extent of its obligations.

At 30 June 2003, iPSTAR Company Limited had negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR Company Limited.

The movements of provision for liabilities in respect of Shin Broadband Internet (Thailand) Company Limited and iPSTAR Company Limited for the six-month period ended 30 June 2003 are as follows:

	Company
	For the six-month period ended 30 June 2003 Baht '000
Opening net book value	532,659
Share of net loss from investments during the period	9,741
Foreign currency translation adjustment	(302)
Gain on dilution of investment in a subsidiary	(6,395)
Closing net book value	535,703

5 Investments in subsidiaries, associate and joint venture (continued)

f) Provision for liabilities (continued)

Net book value of provision for liabilities in subsidiaries are as follows:

	Company - 30 June 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,472.14)	(524.85)	-
iPSTAR Company Limited	USD 0.02	100	0.87	(11.72)	(10.85)	-
Total			948.16	(1,483.86)	(535.70)	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,468.92)	(521.63)	-
iPSTAR Company Limited	USD 0.02	100	0.87	(11.89)	(11.02)	-
Total			948.16	(1,480.81)	(532.65)	-

6 Long-term investment - other

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Opening net book amount	18,900	18,900	18,900	18,900
Closing net book amount	18,900	18,900	18,900	18,900

On 30 April 1999, the Company entered into a Membership Purchase Agreement with Codespace, Inc. to acquire a 70% shareholding in the company Spacecode LLC, for the total price of USD 3 million over a period of 3 years. The payment will be made by way of a cash payment of USD 500,000 and the remaining USD 2.5 million will be paid by way of the allotment of 2.5 million shares in iPSTAR Company Limited valued at USD 2.5 million.

An initial payment of USD 500,000 has been made to Codespace, Inc. and 12% of the shares in Spacecode LLC have been transferred to the Company, which carries this investment as a long-term investment - other for Baht 18.9 million at cost.

At the end of this quarter, the Company was in the process of negotiation with Codespace, Inc. in respect of its remaining obligations to subscribe for share capital of Spacecode LLC.

7 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2003				
Opening net book value	11,649,329	5,357,480	82,198	123,252
Additions	3,315,165	102	28,573	-
Increase from acquisition of a subsidiary, net (Note 11)	169,962	46,590	-	64,536
Change from associate to joint venture (Note 5e)	573,971	-	26,757	23,284
Disposals, net	(391)	-	-	-
Write-off, net	(2,829)	-	-	-
Transfer, net	10,503	149	(17,032)	-
Reclassification	-	123,252	-	(123,252)
Depreciation/amortisation charges	(212,994)	(373,465)	(19,165)	(3,284)
Foreign currency translation adjustment	(67,646)	-	(999)	(424)
Closing net book value	15,435,070	5,154,108	100,332	84,112
As at 30 June 2003				
Cost	17,409,162	10,928,570	306,848	98,166
Less: Accumulated depreciation/amortisation	(1,974,092)	(5,774,462)	(206,516)	(14,054)
Net book value	15,435,070	5,154,108	100,332	84,112

7 **Capital expenditure and commitments** (continued)

	Company (Baht '000)		
	Property and equipment	Property and equipment under concession agreements	Deferred charges
Transactions during the six-month period ended 30 June 2003			
Opening net book value	9,529,958	5,357,480	76,635
Additions	2,985,332	102	7,122
Disposals, net	(91)	-	-
Write-off, net	(561)	-	-
Depreciation/amortisation charges	(92,461)	(353,108)	(14,566)
Transfer, net	10,503	150	(18,422)
Closing net book value	12,432,680	5,004,624	50,769
As at 30 June 2003			
Cost	13,092,082	10,595,426	224,304
Less: Accumulated depreciation/amortisation	(659,402)	(5,590,802)	(173,535)
Net book value	12,432,680	5,004,624	50,769

As at 30 June 2003, property and equipment included a project in progress of Baht 11,641 million relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR-1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the Company must transfer its ownership of iPSTAR-1 Satellite to the Ministry of Information, Communication and Technology on the date of the completion of construction and installation.

Borrowing costs of Baht 389 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

In the first quarter of 2003, the Company concluded its investigation of whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concluded that the current carrying value continued to be appropriate as recoverable value in use is higher.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited, of approximately Baht 2,172 million. According to the concession agreement, Cambodia Shinawatra must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, which is 4 March 2028.

On 29 January 2003, Cambodia Shinawatra Company Limited experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted (the net book value of all property and equipment in the building as of June 2003 was approximately USD 0.5 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The Company is now claiming compensation for these damages from the Cambodian Government. These financial statements do not take into account any costs or damage claims related to the Cambodia incident.

7 Capital expenditure and commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2003 Currency '000	2002 Currency '000	2003 Currency '000	2002 Currency '000
Property and equipment and property and equipment under concession agreements				
US Dollars	135,658	158,460	121,438	150,689
Norwegian Kroner	7,220	10,750	7,220	10,750
Baht	87	2,851	-	-

8 Borrowings

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Current	1,644,872	3,223,353	1,064,190	2,801,851
Non-current	11,339,617	7,524,454	9,847,389	6,091,519
Total borrowings	12,984,489	10,747,807	10,911,579	8,893,370

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2003		
Opening net book value	10,747,807	8,893,370
Proceeds from short-term borrowings	1,197,886	1,164,886
Proceeds from long-term borrowings, net of financial expenses	5,050,377	3,984,762
Increase from acquisition of a subsidiary, net (Note 11)	72,102	-
Repayment of borrowings	(3,820,751)	(2,897,571)
Amortisation of discounted bills of exchange	16,094	16,094
Realised gain on exchange rate	(23,685)	(23,684)
Unrealised gain on exchange rate	(226,278)	(226,278)
Foreign currency translation adjustment	(29,063)	-
Closing net book value	12,984,489	10,911,579

As at 30 June 2003, the Company had provided guarantees relating to long-term borrowings of a subsidiary, amounting to Baht 806.7 million (31 December 2002: Baht 827.7 million).

Credit facilities

As at 30 June 2003, available credit facilities for loans from local and overseas banks were Baht 1,891 million and USD 172.7 million (31 December 2002: Baht 700 million and USD 257 million).

8 Borrowings (continued)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002 the Company entered into a USD 389.3 million credit agreement with 3 groups of banks.

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. It has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rate. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal begin to be repayable in 2004, with repayment on a semi-annual basis.

9 Share capital and premium on share capital

	For the six-month period ended 30 June 2003			
	Number of shares Thousand shares	**Ordinary shares Baht '000**	**Share Premium Baht '000**	**Total Baht '000**
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Closing balance	437,500	4,375,000	2,190,000	6,565,000

The Company's registered share capital as at 30 June 2003 comprised 550 million ordinary shares (31 December 2002: 550 million shares) of Baht 10 each (31 December 2002: Baht 10 each). Issued capital is fully paid-up. Warrants as at 30 June 2003 comprise 12.4 million units (1 warrant : 1 ordinary share).

8 million warrants, equivalent to 1.83% of the Company's total paid-up share capital (before dilution) were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting of the Company on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants, or the equivalent of 1.01% of the Company's total paid-up share capital (before dilution) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of warrants does not exceed 5 years and there is no offering price. On 30 May 2003 the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. The mentioned warrants are entitled to each exercise by one-third of their allocated warrants to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued to them, until the warrants have expired.

9 Share capital and premium on share capital (continued)

Movements in the number of warrants outstanding are as follows:

	Unit: Thousand
For the six month-period ended 30 June 2003	
At the opening of the period	8,000
Granted during the period	4,400
At the closing of the period	12,400
As at 30 June 2003	
Directors	6,919
Employees	5,481
	12,400

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of warrants granted.

10 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2003 and 2002:

		Consolidated		Company	
	Notes	30 June 2003 Baht '000	30 June 2002 Baht '000	30 June 2003 Baht '000	30 June 2002 Baht '000
Net profit for the period		612,877	803,625	612,877	803,625
Adjustments for:					
Depreciation of property and equipment	7	212,994	138,306	92,461	70,727
Allowance for doubtful accounts		56,494	24,312	29,077	19,611
Reversal of allowance for doubtful accounts		(38,436)	-	(20,973)	-
Write-off of withholding tax		2,547	11,873	1,491	5,603
Write-off of doubtful accounts		-	(3,898)	-	(3,898)
Amortisation of property and equipment under concession agreements	7	373,465	366,653	353,108	353,096
Amortisation of deferred charges	7	19,165	23,243	14,566	22,232
Amortisation of intangible assets	7	3,284	-	-	-
Discounted bills of exchange	8	16,094	38,164	16,094	38,164
Gain on dilution of investment	5 e	(6,395)	-	-	-
Loss (gain) on sales of property and equipment		2,440	(342)	(111)	(342)
Unrealised loss (gain) on exchange rate		(60,927)	(24,093)	2,139	(16,027)
Realised gain on exchange rate		(23,700)	(117,261)	(23,685)	(117,261)
Minority interests		18,885	(899)	-	-
Net results from subsidiaries, associate and joint venture	5 b,f	(176)	(120,565)	(178,397)	(59,337)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		12,020	10,735	(39,256)	(32,803)
- amounts due from related parties		180	162	(8,973)	(3,751)
- inventories		(209,101)	(41,923)	(199,827)	(36,243)
- other current assets		95,235	(101,142)	87,679	(82,004)
- other non-current assets		66,133	(513)	-	530
- trade accounts payable and accrued expenses		51,067	221,716	(17,598)	229,795
- amounts due to related parties		(6,481)	-	(682)	-
- advances from customers		(31,202)	(52,320)	(42,557)	(60,675)
- other current liabilities		327,185	27,031	96,022	(8,263)
- other non-current liabilities		(10,184)	(41,504)	(4,527)	6,285
Cash generated from operations		1,483,463	1,161,360	768,928	1,129,064

11 Acquisition

Loxley Information Service Company Limited

On 6 March 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 24.5 million shares of Loxley Information Service Company Limited ("Loxserv") at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") while CSL issued 24.5 million additional ordinary shares at Baht 10 each to a group of shareholders of PA (Note 5 e). As required under the share purchase agreement, Shin Broadband Internet (Thailand) Company Limited ("SBI"), which is the parent company of CSL, has provided an indemnity warranty to PA in respect of the contingent liabilities that CSL might have incurred prior to the acquisition date, for a period of two years commencing from the closing date of a share purchase agreement.

The fair value of assets and liabilities acquired by investing in Loxserv can be summarised as follows:

	Baht '000
Cash and cash equivalents	29,084
Short-term investments	2,503
Trade accounts receivable and accrued income, net	97,823
Inventories, net	3,898
Other current assets	36,571
Property and equipment, net (Note 7)	169,962
Property and equipment under the concession agreements, net (Note 7)	46,590
Other non-current assets, net	22,988
Short-term loans from financial institutions (Note 8)	(52,000)
Trade accounts payable	(86,724)
Short-term loans from other company (Note 8)	(20,102)
Advances from customers	(43,818)
Accrued expenses	(11,682)
Other current liabilities	(3,955)
Other non-current liabilities	(513)
Fair value of net assets	190,625
Investment portion	94.19%
Fair value of net assets acquired	179,550
Total purchase consideration	246,297
Goodwill (Note 7)	66,747
Net cash outflow on acquisition	(217,213)

11 Acquisition (continued)

Loxinfo Link Communications (Thailand) Company Limited

On 24 April 2003, CS Loxinfo Company Limited ("CSL"), a subsidiary, acquired 22,497 shares of Loxinfo Link Communications Company Limited ("Loxinfolink") at Baht 2.31 per share (representing a 44.99% shareholding) from Point Asia Dot Com (Thailand) Company Limited. The acquisition of share capital is as part of the Share Purchase Agreement as mentioned above.

The fair value of assets and liabilities acquired by investing in Loxinfolink can be summarised as follows:

	Baht '000
Cash and cash equivalents	3,371
Trade accounts receivable and accrued income, net	2,075
Other current assets	16
Property and equipment, net (Note 7)	185
Property and equipment under the concession agreements, net (Note 7)	137
Trade accounts payable	(241)
Accrued expenses	(501)
Other current liabilities	(12)
Fair value of net assets	5,030
Investment portion	44.99%
Fair value of net assets acquired	2,263
Total purchase consideration	52
Goodwill (Note 7)	(2,211)
Cash outflow on acquisition	(52)

Goodwill recognised on the investment in Loxserv and Loxinfolink of Baht 64.5 million is presented as an intangible asset in the balance sheet (Note 7) and is being amortised by the straight-line method over its estimated useful life not exceeding 8 years.

Net assets from acquisition are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the above assets. The difference between net book value and net fair value will be adjusted through goodwill.

12 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.53% of the Company's shares. Transactions with Shin Corporation Public Company Limited and companies in the Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, a major shareholder, or directors are recognised as related to the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed basis of the percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

12 Related party transactions (continued)

The Group had transactions with related parties for the three-month and six-month periods ended 30 June 2003 and 2002 as follows:

a) Revenue

	Consolidated		Company	
For the three-month period ended	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**
Parent company				
Sales and services income	119	186	-	-
Subsidiaries				
Sales and services income	-	-	8,156	21,587
Other operating income	-	-	5,792	7,826
Joint venture				
Sales and services income	2,364	-	4,636	-
Associate				
Sales and services income	-	267	-	267
Related parties under common control				
Sales and services income	32,864	33,829	28,207	28,133

	Consolidated		Company	
For the six-month period ended	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**
Parent company				
Sales and services income	287	394	-	-
Subsidiaries				
Sales and services income	-	-	29,216	44,830
Other operating income	-	-	13,601	12,957
Joint venture				
Sales and services income	4,433	-	8,693	-
Associate				
Sales and services income	-	1,402	-	1,402
Related parties under common control				
Sales and services income	67,584	64,622	56,224	56,670

12 Related party transactions (continued)

b) Expenses

	Consolidated		Company	
For the three-month period ended	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**
Parent company				
Other expenses	8,766	9,129	8,325	9,024
Interest expense	-	2,891	-	-
Subsidiaries				
Purchases of goods and services	-	-	4,461	12,193
Other expenses	-	-	617	309
Related parties under common control				
Purchases of goods and services	24,310	33,203	1,931	1,948
Other expenses	5,638	3,699	3,436	2,241
Payments for work in progress	11,440	57,759	11,440	57,759

	Consolidated		Company	
For the six-month period ended	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**	**30 June 2003 Baht '000**	**30 June 2002 Baht '000**
Parent company				
Other expenses	18,696	17,165	17,802	17,025
Interest expense	1,181	5,076	-	-
Subsidiaries				
Purchases of goods and services	-	-	10,691	27,811
Other expenses	-	-	1,077	997
Related parties under common control				
Purchases of goods and services	45,623	61,252	3,840	3,983
Other expenses	9,479	7,891	5,291	3,896
Payments for work in progress	26,323	111,448	26,323	111,448

12 Related party transactions *(continued)*

c) Outstanding balances arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	11	118	-	-
Subsidiaries	-	-	25,822	11,457
Associate	26	68	-	68
Joint venture	3,415	-	6,696	-
Related parties under common control	8,481	2,370	414	-
Total trade accounts receivable - related parties	11,933	2,556	32,932	11,525
Accrued income - related parties				
Subsidiaries	-	-	7,772	14,069
Associate	-	9	-	9
Related parties under common control	9,177	13,313	9,177	13,313
Total accrued income - related parties	9,177	13,322	16,949	27,391
Total trade accounts receivable and accrued income - related parties	21,110	15,878	49,881	38,916
Amounts due from related parties				
Subsidiaries	-	-	10,164	1,149
Associate	-	41	-	41
Related parties under common control	21	5	-	5
Total amounts due from related parties	21	46	10,164	1,195
Other current assets - related parties				
Related parties under common control	1,511	1,349	1,312	3,926
Trade accounts payable - related parties				
Parent company	301	-	-	-
Subsidiaries	-	-	35,641	29,459
Associate	26	-	-	-
Related parties under common control	19,238	15,367	601	1,588
Total trade accounts payable - related parties	19,565	15,367	36,242	31,047
Amounts due to related parties				
Parent company	22,461	26,921	22,404	23,693
Subsidiaries	-	-	23	49
Related parties under common control	5,265	7,286	5,265	4,632
Total amounts due to related parties	27,726	34,207	27,692	28,374

12 Related party transactions (continued)

d) Short-term loans and advances to related parties

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	-	28,772
Associate	-	48,449	-	-
Advances to related parties				
Subsidiaries	-	-	11,299	11,612
Total short-term loans and advances to related parties	-	48,449	11,299	40,384

The advances to the subsidiary are non-interest bearing and the term of repayment is at call (2002: non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2003		
Opening balance	48,449	40,384
Elimination between the joint vénture and the Company	(23,740)	-
Repayment of loans during the period	(24,724)	(28,772)
Realised gain on exchange rate	15	-
Unrealised gain on exchange rate	-	(313)
Closing balance	-	11,299

e) Long-term loans from parent company

	Consolidated		Company	
	30 June 2003 Baht '000	31 December 2002 Baht '000	30 June 2003 Baht '000	31 December 2002 Baht '000
Current	-	71,423	-	-
Non-current	-	71,415	-	-
Total long-term loans from parent company	-	142,838	-	-

The movements of long-term loans from parent company can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2003		
Opening balance	142,838	-
Repayment of loan	(142,912)	-
Realised gain on exchange rate	74	-
Closing balance	-	-

12 Related party transactions (continued)

f) Warrants granted to directors

Shin Corporation Public Company Limited, a major shareholder, issued and offered warrants which are in registered form and non-transferred, to a directors of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Percentage of the Company's total paid up share capital (before dilution)	Exercise price (Baht/unit)	Exercise period First	Exercise period Last
ESOP – Grant I	26 March 2002	3,244,500	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	1,793,800	0.61	13.67	31 May 2004	30 April 2008

g) Directors' remuneration

For the six-month period ended 30 June 2003, the remuneration of directors was Baht 2.07 million (for the six-month period ended 30 June 2002: Baht 0.77 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

h) Commitments with related parties

Guarantees

As at 30 June 2003, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.7 million (31 December 2002: Baht 827.7 million).

13 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated		Company	
	Currency	30 June 2003 '000	31 December 2002 '000	30 June 2003 '000	31 December 2002 '000
Minimum concession fee to Ministry of Information, Communication and Technology	Baht	41,000	81,000	41,000	81,000
Satellite space segment leasing by customers	Baht	3,360	3,360	3,360	3,360
	USD	629	624	629	624
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	83	92	83	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	19,872	13,641	2,845	2,845
Letters of credit	USD	10,841	10,841	10,841	10,841

4 Commitments

a) Concession contracts

The Company is permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to Ministry of Information, Communication and Technology.

Under the aforesaid agreement, the Company must pay an annual fee to the Ministry of Information, Communication and Technology based on a certain percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforesaid agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information, Communication and Technology on the dates of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Co., Ltd. will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, Lao Telecommunications Company Limited has the right to provide telecommunications services, fixed phone, mobile phone, international facilities, Internet and paging within the Laos PDR for 25 years, and has 5 years' exclusive rights. At the end of the 25th year, Shinawatra Computer and Communications Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to the Government of the Laos PDR, without any charges.

d) Commitments with related parties

As at 30 June 2003, the Company had provided guarantees, relating to the borrowings of a subsidiary, amounting to Baht 806.7 million. (2002: Baht 827.7 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Co., Ltd. Under the terms of the letter of comfort, the Company must hold an interest in the subsidiary of not less than 80% of the share capital until the loans are fully re-paid.